Reese Edwards · 3rd

Chief Financial Officer - Cleveland Whiskey

Cleveland, Ohio, United States · 298 connections · **Contact info**

 Cleveland Whiskey

 Tulane University - A
Freeman School of B

Experience



Chief Financial Officer

Cleveland Whiskey

2017 – Present · 3 yrs

Cleveland/Akron, Ohio Area



Corporate Financial Controller - ERICO

Pentair

2015 – 2016 · 1 yr

Solon, Ohio



Assistant Controller and Chief Accountant

GrafTech International

2006 – 2015 · 9 yrs



Staff and Senior Accountant - Audit

Deloitte

2002 – 2006 · 4 yrs

Cleveland/Akron, Ohio Area

Education



Tulane University - A.B. Freeman School of Business

Bachelor of Science in Management, Accounting and Finance

1998 – 2002

Licenses & certifications

Certified Public Accountant - Ohio



